February 5, 2008
David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

Re:	Burger King Holdings, Inc.
Form 10-K for the year ended June 30, 2007
File No. 001-32875
     Dear Mr. Humphrey:
This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 31, 2008 regarding the Burger King Holdings, Inc. Form 10-K for the year ended June 30, 2007 (the “2007 Form 10-K”). Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
Form 10-K for the year ended June 30, 2007
Item 7. Management’s Discussion and Analysis
Fiscal 2007 Highlights and Fiscal 2008 Outlook, page 44
1.	We note that you have modified the disclosure in your 2007 Form 10-K from the disclosure contained in your latest Form S-1, declared effective February 21, 2007, to include certain data on a system-wide or worldwide basis. Specifically, you have included worldwide sales in your discussion of fiscal 2007 financial highlights on page 44, and you have included total system sales on a segment basis in your discussions on pages 5-10. These disclosures represent non-GAAP financial measures and, in light of FR-65, it appears that your presentations of system-wide sales are not appropriate. However, we do not object to the presentation of the sales generated by your franchisee restaurants, provided the presentation is made in the context of explaining how you derive royalty and/or revenues from your franchisees. Please revise your filing accordingly.

David R. Humphrey
U.S. Securities and Exchange Commission
February 5, 2008

     We acknowledge the Staff’s comments and provide the following clarifications regarding our disclosure. In the Company’s Form S-1 (File No. 333-131897) (the “2006 Form S-1”), which was subject to a full review by the Staff, the Company provided “total system sales” (which is the same as “system-wide sales”) for each of the Company’s reporting segments in the Business Section of the 2006 Form S-1. (See pages 77, 82 and 84 of the 2006 Form S-1). During the course of the review, the Company did not receive any comments on this disclosure. The 2006 Form S-1 was declared effective by the Commission on May 17, 2006. The Company provided this same system-wide sales information on a segment basis in the Company’s Form S-1 (File No. 333-140440) (the “2007 Form S-1”) that was declared effective February 21, 2007. (See pages 89,93 and 96 of the Business Section of the 2007 Form S-1). While the Company had not previously disclosed the aggregate of the system-wide sales for each segment, i.e. the “worldwide sales,” the Company believed that providing investors the total of the three segment sales amounts in one place enhanced readability for investors. Consequently, the aggregate “worldwide sales” number was included in the list of “Fiscal 2007 Highlights”, which included both financial and operational highlights of the Company during the prior fiscal year.
     System-wide sales amounts are operational measures used by management, the investor community and analysts who follow our industry to measure our market share relative to our competitors. Such measures are often quoted by reporters and analysts when discussing results and trends within the industry. These measures are also used as a benchmark to measure our efficiency compared to our competitors by calculating selling, general and administrative expenses as a percentage of system-wide sales. By disclosing such information, we provide transparency to investors, ease of readability and avoid potential errors that could be made if investors were required to derive the total system-wide sales information by adding two different pieces of data in the filing (sales at company restaurants plus franchise sales). Since system-wide sales amounts are operational, we do not believe that they fall within the definition of a “non-GAAP financial measure” as defined in Regulation G. As the SEC stated in the release adopting Regulation G (33-8176), non-GAAP financial measures do not include operating and other statistical measures. Accordingly, we believe that our presentation of system-wide sales was appropriate.
     In all of our filings, we note that system-wide sales is a key measure of business performance used by us and used in the industry for evaluating performance. For example:
•	In Part 1, Item 1, on page 3 of the 2007 Form 10-K, we note that “Our restaurant system includes restaurants owned by the Company and by franchisees. We are the world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants and sales system-wide.”

David R. Humphrey
U.S. Securities and Exchange Commission
February 5, 2008

•	On p. 4 of the 2007 Form 10-K, we note that “According to NPD Group, Inc., the FFHR category is the largest category in the QSR segment, generating sales of over $59 billion in the United States for the 12 month period ended June 30, 2007 representing 27% of total QSR sales. The FFHR category grew 5% in terms of sales during the same period and, according to NPD Group, Inc., is expected to increase at an average rate of 3.5% per year over the next five years. For the 12-month period ended June 30, 2007, the top three FFHR chains (McDonald’s, Burger King and Wendy’s) accounted for 73% of the category’s total sales, with approximately 14% attributable to Burger King.”
Additionally, in industry publications, chains are ranked and evaluated based on system-wide sales performance. This is primarily due to the significant differences between restaurant chains in their respective ownership vs. franchise percentages. System-wide data neutralizes certain differences and provides a common measurement across the industry. For example, in a recent industry publication, GE Capital Solutions 2007 Chain Restaurant Industry Review, there is a ranking of the “The Top 100 Chains by Domestic Systemwide Sales.”
     We are mindful of the distinction between sales and revenue and have therefore been careful to provide several disclosures throughout the 2007 Form 10-K to help the reader understand the difference. For example,
•	on page 37, in Other Operating Data, we disclose Sales growth which is footnoted to read “...Sales growth includes sales at company restaurants and franchise restaurants. Unless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.”

•	on page 38, in Segment Data, we disclose Franchise sales which is footnoted to read “Franchise sales represent sales at franchise restaurants and revenue to our franchisees. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.”

•	on p. 43, in Our Business — Revenues, we prominently note that “We generate revenues from three sources, sales at our company restaurants, royalties and franchise fees paid to us by our franchisees, and property income from restaurants that we lease or sublease to franchisees.” In addition, we clarify this further by stating, “In fiscal 2007, franchise restaurants generated approximately 87% of system-wide sales. Royalties paid by franchisees are based on a percentage of franchise restaurant sales and are recorded as franchise revenues.”

David R. Humphrey
U.S. Securities and Exchange Commission
February 5, 2008

     Further, on page 42 in italics at the beginning of the Management Discussion & Analysis section we disclose “[u]nless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis.”
     For the reasons stated above, the Company believes that “system-wide” or “worldwide” sales is an operational measure, rather than a non-GAAP financial measure, which is used by management and investors to measure performance across our industry. Furthermore, when “system-wide” or “worldwide” sales disclosure is accompanied by clarifying language that explained the method for calculating “system-wide” and clarified that such measure is not the same as “revenue,” it is disclosure that enhances the investors’ understanding of the Company’s performance. However, in consideration of the concerns raised by the Staff in your letter dated January 31, 2008, we intend to exclude from all future filings any references to the aggregate amount of “system-wide” or “worldwide” sales for the Company and/or any of its business segments.
     In addition, as requested in your letter dated January 31, 2008, the Company hereby acknowledges:
•	that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact the undersigned at 305-378-3000 or our counsel, Kara MacCullough, at
(305) 789-7548.

Very truly yours, BURGER KING HOLDINGS, INC.
/s/ Ben K. Wells
Ben K. Wells
Chief Financial Officer

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